Via Edgar and Overnight Mail

March 13, 2008

Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Park Electrochemical Corp.
	Form 10-K for the fiscal year ended February 25, 2007
	Filed May 10, 2007
	File No. 001-04415

Dear Ms. Jacobs:

We have reviewed the comment relating to the above referenced filing and to our response letter dated February 7, 2008 presented in the letter signed by you and dated February 26, 2008 to Mr. Brian E. Shore, President and Chief Executive Officer of
Park Electrochemical Corp. (hereinafter "Park" or the "Company"). The comment and Park's response to the comment are set forth below:

Form 10-K for the Fiscal Year Ended February 25, 2007
-----------------------------------------------------
Part I
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Item 1 Business, page 4
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Comment:
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We note your response to comment one of our letter dated January 30,
2008. Please provide us with a brief description of your selling arrangements with Sanmina-SCI Corporation and TTM Technologies, Inc., such as whether you have a master agreement with each customer that includes customary terms and conditions that apply to purchase orders.

Response:
--------
The Company does not have master agreements with these customers that include customary terms and conditions that apply to purchase orders. The Company does not sell printed circuit materials to these customers pursuant to any master agreements. The Company sells printed circuit materials to these customers pursuant to purchase orders submitted by such customers to the Company. Such purchase orders and the Company's acceptances of such purchase orders and the Company's invoices include the terms and conditions of the sale of printed circuit materials to these customers, including payment and credit terms, shipping terms, change orders, limited warranties and disclaimers.

General
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Please provide any questions or comments that the staff may have with respect to our responses to the staff's comments to Stephen Gilhuley, Park's Executive Vice President, Secretary and General Counsel, or Matthew Farabaugh, Park's Vice President and Controller, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

Park Electrochemical Corp.



Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel